

March 31, 2011

Via E-mail
Roy G. Warren, Chief Executive Officer
Attitude Drinks Incorporated
10415 Riverside Drive, Suite #101
Palm Beach Gardens, Florida 33410

　　RE: **Attitude Drinks Incorporated**
　　　　Form 10-K for Fiscal Year Ended March 31, 2010
　　　　Filed July 14, 2010
　　　　File No. 0-52904

Dear Mr. Warren:

　　　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　　　Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　　　After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Part I.

1. Please revise the cover page to reflect whether or not you are a shell company, as required by Form 10-K.

Item 1. Description of Business
Employees, page 4

2. Please state the total number of employees, in addition to the number of full-time employees, as required by Item 101(h)(4)(xii) of Regulation S-K.

Part II

<u>Item 5. Market for Common Equity… page 5</u>

3. Please provide the approximate number of holders of common stock as of the end of the fiscal year. Your current disclosure is as of May 31, 2009. See Item 201(b)(1) of Regulation S-K.

<u>Sales of Unregistered Securities, page 6</u>

4. Please provide the disclosure required by Item 701 of Regulation S-K.   For instance, please identify the person(s) to whom the securities were issued. In addition, please disclose the exemption from registration upon which you relied and state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.

<u>Item 7. Management's Discussion and Analysis, page 7</u>

<u>General</u>

5. The Management's Discussion and Analysis section is one of the most critical aspects of your disclosure. As such, please revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

<u>Results of Operations, page 12</u>

6. Please provide a more detailed discussion as to the reason(s) for the material changes in the line items of the financial statements. To the extent possible, please quantify the amount of change related to each reason discussed.

<u>External Sources of Liquidity, page 17</u>

7. It appears that you have a number of sources of funding that are past due. Please disclose the amount that is past due and whether any penalties are accruing as a result. In addition, please clearly disclose the interest rate for debt financing. Lastly, please file all material financing agreements, including any extensions.

Item 9A – Controls and Procedures, page 26

(b) Management's Annual Report on Internal Control Over Financial Reporting

8. We note your statement that you "concluded that – disclosure controls and procedures were not effective due to the material weaknesses in [y]our internal control over financial reporting as of March 31, 2010 as further described below." However, we could not find any other discussion of your "material weaknesses" herein or elsewhere in your filing. Please amend you Form 10-K to provide management's assessment of internal control over financial reporting as of March 31, 2010, pursuant to Item 308T of Regulation S-K. Your disclosures of the material weaknesses should describe:

- the nature of the material weakness mentioned in your disclosure;
- its impact on the financial reporting and internal control over financial reporting;
- when the material weakness in your internal control over financial reporting first began; and
- management's current plans or actions already undertaken, if any, for remediating the material weakness.

9. Please disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter in accordance with Item 308(c) of Regulation S-K.

Part III.

Item 10. Directors, Executive Officers… page 27

10. Briefly discuss the specific experience, qualifications, attributes or skills that lead to the conclusion that each director should serve as a director for the company at the time the disclosure was made, in light of the company's business and structure. See Item 401(e)(1) of Regulation S-K.

Item 11. Executive Compensation, page 28

11. Please revise your table to provide the compensation for each of the last two completed years as required by Item 402(n)(1) of Regulation S-K.

12. Please add a footnote to the summary compensation table to disclose all assumptions made in the valuation, as required by Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K. Add clear disclosure that the amount of the stock award is the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.

13. We note the disclosure in footnotes A and B that the salaries of the two named executive officers have not been paid. Please include these amounts in the summary compensation table and add appropriate footnote disclosure as to the deferral of some of the compensation, as required by Instruction 4 to Item 402(n) of Regulation S-K. Please add

narrative disclosure following the table to clarify whether there are employment agreements. If so, disclose the material terms and file as exhibits.

14. We note the consulting fees in the all other compensation column. Please disclose in the narrative following the summary compensation table to disclose the material terms of the consulting arrangements. To the extent you have consulting agreements, please file as exhibits.

Director Compensation Table, page 28

15. Please revise to provide the tabular presentation required by Item 402(r)(1) of Regulation S-K. To the extent compensation has been deferred, the amounts should be included in the table and then the amount deferred disclosed in a footnote.

Outstanding Equity Awards, page 28

16. Please provide the table required by Item 402(p)(1) of Regulation S-K.

Item 13. Certain Relationships… page 30

17. With respect to Mr. Warren's daughter's employment with the company, if applicable, please provide the information required by Item 404(d) of Regulation S-K.

18. Please provide the disclosure of all related party transactions, as required by Item 404(d) of Regulation S-K. We direct your attention to the disclosure in footnote nine to the financial statements.

Item 15. Exhibits, page 31

19. We note that exhibits 10.1, 10.8, and 10.15 are missing exhibits and/or schedules. We also note that exhibit 10.2 to the Form 8-K filed on May 7, 2009, Exhibit 10.20 to the Form 8-K filed July 21, 2010, Exhibits 10.24 and 10.27 to the Form 8-K filed January 27, 2011, Exhibit 10.28 to the Form 8-K filed February 7, 2011, and Exhibits 10.32 and 10.35 to the Form 8-K filed March 18, 2011 are missing exhibits and/or schedules. Please file these exhibits in their entirety.

20. We note that you have not filed as exhibits the strategic relationship and supply agreement with NutraGenesis LLC, the sub-license agreement with Nutraceutical Discoveries, and the subsequent termination agreement, and the Sales Agent Agreement with F&M Merchant Group LLC. Please file these agreements as exhibits or advise as to why such agreements are not material.

Exhibits 31.1 and 31.2 Certifications

21. We note that the Certifications by your principal executive officer and principal financial officer are not set forth exactly as they appear in Item 601(b)(31)(i)(a) of Regulation S-K. Please amend your Form 10-K to revise your Certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) regarding internal control over financial reporting, and to add "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d) to conform to this Item. In addition, please amend your Forms 10-Q for the quarterly periods ended June 30, 2010, September 30, 2010, and December 31, 2010 to revise your certifications similarly.

Signatures

22. Please include the signature of your controller or principal accounting officer as required by Form 10-K. See General Instruction D.(2) to Form 10-K.

General

23. Please amend your Forms 10-Q for the periods ended June 30, 2010, September 30, 2010 and December 31, 2010 to comply with the comments issued on the Form 10-K for the MD&A section and Recent Sales of Unregistered Securities section.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raquel Howard, staff accountant at (202) 551-3291 or Ryan Milne, accounting reviewer at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk, examiner at (202) 551-3395 or Pam Howell, legal reviewer, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director